                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of October, 2005

                        Commission File Number 000-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F   X   Form 40-F
                                      -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----

 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                IN CONNECTION WITH RULE 12G3-2(B) : 82-_______.)

     BE Semiconductor Industries N.V. (the "Company") is providing a quarterly report containing interim unaudited financial information and certain other information substantially equivalent to the information that would be provided by the Company if it were required to file quarterly reports on Form 10-Q with the United States Securities and Exchange Commission. A copy of such quarterly report is attached hereto as Exhibit 99.1.

Exhibits
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  99.1     Quarterly Report

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BE SEMICONDUCTOR INDUSTRIES N.V.


                                        By: /s/ Richard W. Blickman
                                            ------------------------------------
                                        Name: Richard W. Blickman
                                        Title: President and Chief Executive
                                               Officer
                                        Date: October 19, 2005